Document is copied.
                                                         Filed by WorldCom, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                 Subject Company: WorldCom, Inc.
                                                     Commission File No. 0-11258

                                                                  April 26, 2001

PROXY STATEMENT

Investors and security holders are urged to read the Company's Registration Statement on Form S-4 relating to the tracking stocks, including the prospectus and proxy statement, when they become available. When these and other documents relating to the tracking stock transaction are filed with the SEC, they may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of the Company's stock may also obtain each of these documents (when they become available) for free by directing their request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. This earnings release, and such proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of tracking stock in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. No offering of tracking stock will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

            WORLDCOM GROUP FIRST QUARTER 2001 REVENUES UP 12 PERCENT,
              ACHIEVING GROWTH TARGETS AND DELIVERING SOLID RESULTS

            WORLDCOM, INC. REPORTS FIRST QUARTER CASH EPS OF 35 CENTS

CLINTON, Miss., - April 26, 2001 - WorldCom, Inc. (NASDAQ:WCOM), the leading global digital and data communications provider, today announced financial results for the quarter ended March 31, 2001.

In the first quarter, WorldCom recognized after-tax charges of $76 million for domestic severance packages and other costs associated with previously announced workforce reductions. Of these charges, $47 million and $29 million were attributable to the WorldCom group and the MCI group, respectively. In addition, the Company incurred $94 million of expenses resulting from the impact of foreign currency exchange on

WORLDCOM FIRST QUARTER 2001 RESULTS, Page 2


Embratel, WorldCom's Brazilian communications company. The discussion in this release excludes these items.

WORLDCOM GROUP RESULTS

WorldCom group, which includes the Company's high-growth data, Internet and international operations, as well as commercial voice services, reported revenues of $6.1 billion, a 12 percent increase from the same period in 2000. This strong result was driven by 22 percent year-over-year revenue growth in data and Internet services and 19 percent revenue growth in international services.

Data and Internet services accounted for $2.8 billion or 45 percent of WorldCom group's revenues, up from 42 percent of revenues in the first quarter of 2000. Revenue growth in these fast-growing services continues to lead the industry and accounts for 76 percent of WorldCom group's incremental revenue growth since the year-ago quarter. International services now represent 26 percent of WorldCom group's revenues, up 150 basis points from the year ago period. Business voice revenues declined 5 percent from the year-ago period and now represent 28 percent of WorldCom group's revenues.

WorldCom group EBITDA (earnings before interest, taxes, depreciation and amortization) was unchanged from the year-ago period at $2.2 billion, but increased $116 million from the fourth quarter of 2000. WorldCom group EBITDA margin was 35 percent and includes the continued impact of previously announced spending on growth initiatives, such as managed web hosting and Internet-based private virtual networks, and increased employee retention and benefit spending.

WorldCom group reported cash earnings (earnings before goodwill amortization) of $865 million or 30 cents per share. WorldCom group net income, after goodwill amortization, was $638 million or 22 cents per share in the quarter.

MCI GROUP RESULTS

MCI group, the Company's consumer, small business, wholesale long distance, wireless messaging and dial-up Internet access businesses, reported revenues of $3.6 billion, versus $4.2 billion in the same period last year. Contrary to industry trends, MCI group consumer subscription long distance and local services reported revenue growth. This growth was offset by reduced revenues from transaction brands and calling card services that are experiencing substitution from wireless services; and alternate channels, wholesale and resale services that are being de-emphasized as the MCI group shifts its focus from revenue growth to cash generation.

MCI group EBITDA was $506 million. The MCI group reported cash earnings of $158 million or 5 cents per share. MCI group net income was $91 million or 3 cents per share.

WORLDCOM FIRST QUARTER 2001 RESULTS, Page 3


CONSOLIDATED WORLDCOM, INC. RESULTS

First quarter 2001 consolidated revenues were $9.7 billion, up from $9.6 billion in the same period of 2000. Consolidated EBITDA was $2.9 billion, representing an EBITDA margin of 30 percent.

First quarter 2001 cash earnings were $1.0 billion, or 35 cents per share. Consolidated net income, after goodwill amortization, was $729 million or 25 cents per share in the quarter.

MANAGEMENT'S COMMENTS

"This quarter was an excellent start to what will be a pivotal year for WorldCom. These results show that WorldCom is on track to deliver strong growth and solid performance throughout the year," said Bernard J. Ebbers, president and CEO of WorldCom, Inc.

"On the WorldCom group side we achieved our growth targets, adding $237 million in revenues since the fourth quarter -- the largest sequential increase we've delivered in a year."

"And on the MCI group side we made excellent progress adjusting our businesses to maximize and maintain profitability and cash flow as far into the future as possible."

"In a very difficult environment, WorldCom's employees have accomplished a great deal preparing the Company for the realignment. While we still have more to do, I would like to thank all our employees for their efforts."

"We've made excellent progress on the creation of our tracking stocks and expect to mail documents to shareholders on May 2nd and hold a shareholder meeting on June 7th to vote on the tracking stocks and other matters. Assuming a favorable vote, we will distribute the tracking shares shortly thereafter."

MANAGEMENT'S OUTLOOK

The following outlook contains forward-looking statements that are based on WorldCom management's best judgment at this time. Actual results could differ materially and are subject to various risks and uncertainties, many of which, such as economic factors, market demand and competitive pressures, are beyond the Company's control.

WORLDCOM FIRST QUARTER 2001 RESULTS, Page 4


The Company continues to expect full-year 2001 WorldCom group revenue growth of between 12 and 15 percent and expects WorldCom group cash earnings of between $1.25 and $1.35 per share for the year.

Because of the Company's intention to manage the MCI group for cash profitability and its intention to de-emphasize unprofitable business segments, we expect declining, but stabilizing sequential revenues in the MCI group. The Company expects MCI group cash earnings of between $0.25 and $0.30 per share in 2001. In addition, the Company fully expects the MCI group to generate sufficient cash flow in 2001 to service its anticipated dividends and allocated debt.

FORWARD-LOOKING STATEMENTS

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to the effects of vigorous competition; the impact of technological change on our business, new entrants and alternative technologies, and dependence on availability of transmission facilities; uncertainties associated with the success of acquisitions; risks of international business; regulatory risks in the United States and internationally; contingent liabilities; risks associated with Euro conversion efforts; uncertainties regarding the collectibility of receivables; risks associated with debt service requirements and interest rate fluctuations; and our financial leverage. More detailed information about those factors is contained in WorldCom's filings with the Securities and Exchange Commission.

ABOUT WORLDCOM

WorldCom (NASDAQ: WCOM) is a preeminent global communications company for the digital generation, operating in more than 65 countries with 2000 revenues of approximately $40 billion. WorldCom provides the innovative technologies and services that are the foundation for business in the 21st century. For more information go to http://www.worldcom.com.

WorldCom will conduct a conference call to discuss its financial results today, Thursday, April 26 at 7:30 AM (Central Time). The call will be available to all investors on the Internet at http://www.worldcom.com/investor.

                                       ###

                                 WORLDCOM GROUP
                        COMBINED STATEMENTS OF OPERATIONS
                 (Unaudited. In Millions, Except Per Share Data)

Note to readers: Our reported results for 2001 have been impacted by events, including costs associated with domestic severance packages and other costs related to our previously announced workforce reductions, and the adverse impact resulting from fluctuations in foreign currency exchange rates. The table below reflects normalized information for WorldCom group's 2001 operating results for comparative purposes.

                                                                        For the Three Months Ended
                                                                                 March 31,
                                                                        --------------------------
                                                                             2001       2000
                                                                        -----------    -----------
Revenues:
  Voice                                                                     $ 1,726    $ 1,824
  Data                                                                        2,045      1,724
  International                                                               1,605      1,346
  Internet                                                                      722        535
                                                                            -------    -------
     Total revenues                                                           6,098      5,429
                                                                            -------    -------

Operating expenses:
  Line costs:
     Attributed costs                                                         2,375      2,068
     Intergroup allocated expenses                                               24         20
  Selling, general and administrative:
     Attributed costs                                                         1,543      1,183
  Depreciation and amortization:
     Attributed costs                                                         1,212        922
     Intergroup allocated expenses                                             (183)      (154)
                                                                            -------    -------
        Total                                                                 4,971      4,039
                                                                            -------    -------
Operating income                                                              1,127      1,390
Other income (expense):
  Interest expense                                                             (171)       (91)
  Miscellaneous                                                                  98        111
                                                                            -------    -------
Income before income taxes, minority interests and
  cumulative effect of accounting change                                      1,054      1,410
Provision for income taxes                                                      411        587
                                                                            -------    -------
Income before minority interests and cumulative effect
  of accounting change                                                          643        823
Minority interests                                                               11        (82)
                                                                            -------    -------
Income before cumulative effect of accounting change                            654        741
Cumulative effect of accounting change (net of income tax of $43 in 2000)        --        (75)
                                                                            -------    -------
Net income before distributions on subsidiary trust and other mandatorily
  redeemable preferred securities and preferred dividend requirements           654        666
Distributions on subsidiary trust and other mandatorily
   redeemable preferred securities                                               16         16
Preferred dividend requirements                                                  --          1
                                                                            -------    -------
Net income                                                                  $   638    $   649
                                                                            =======    =======

Diluted earnings per common share:
  Net income before cumulative effect of accounting change                  $  0.22    $  0.25
                                                                            =======    =======
  Cumulative effect of accounting change                                    $    --    $ (0.03)
                                                                            =======    =======
  Net income                                                                $  0.22    $  0.22
                                                                            =======    =======

Diluted weighted average common shares outstanding                            2,899      2,921
                                                                            =======    =======

                                 WORLDCOM GROUP
                        COMBINED STATEMENTS OF OPERATIONS
                 (Unaudited. In Millions, Except Per Share Data)

                                                                        For the Three Months Ended
                                                                                 March 31,
                                                                        --------------------------
                                                                             2001       2000
                                                                        -----------    -----------
Revenues:
  Voice                                                                     $ 1,726    $ 1,824
  Data                                                                        2,045      1,724
  International                                                               1,605      1,346
  Internet                                                                      722        535
                                                                            -------    -------
     Total revenues                                                           6,098      5,429
                                                                            -------    -------

Operating expenses:
  Line costs:
     Attributed costs                                                         2,375      2,068
     Intergroup allocated expenses                                               24         20
  Selling, general and administrative:
     Attributed costs                                                         1,620      1,183
  Depreciation and amortization:
     Attributed costs                                                         1,212        922
     Intergroup allocated expenses                                             (183)      (154)
                                                                            -------    -------
        Total                                                                 5,048      4,039
                                                                            -------    -------
Operating income                                                              1,050      1,390
Other income (expense):
  Interest expense                                                             (171)       (91)
  Miscellaneous                                                                   4        111
                                                                            -------    -------
Income before income taxes, minority interests and
  cumulative effect of accounting change                                        883      1,410
Provision for income taxes                                                      346        587
                                                                            -------    -------
Income before minority interests and cumulative effect
  of accounting change                                                          537        823
Minority interests                                                               11        (82)
                                                                            -------    -------
Income before cumulative effect of accounting change                            548        741
Cumulative effect of accounting change (net of income tax of $43 in 2000)        --        (75)
                                                                            -------    -------
Net income before distributions on subsidiary trust and other mandatorily
  redeemable preferred securities and preferred dividend requirements           548        666
Distributions on subsidiary trust and other mandatorily
   redeemable preferred securities                                               16         16
Preferred dividend requirements                                                  --          1
                                                                            -------    -------
Net income                                                                  $   532    $   649
                                                                            =======    =======

Diluted earnings per common share:
  Net income before cumulative effect of accounting change                  $  0.18    $  0.25
                                                                            =======    =======
  Cumulative effect of accounting change                                    $    --    $ (0.03)
                                                                            =======    =======
  Net income                                                                $  0.18    $  0.22
                                                                            =======    =======

Diluted weighted average common shares outstanding                            2,899      2,921
                                                                            =======    =======

                                 WORLDCOM GROUP
                        CONDENSED COMBINED BALANCE SHEETS
                            (Unaudited. In Millions)

                                                              March 31, 2001  December 31, 2000
                                                              --------------  -----------------
ASSETS
Current assets:
  Cash and cash equivalents                                    $        649     $        720
  Accounts receivable, net                                            4,935            4,980
  Receivable from MCI group, net                                      1,812            1,625
  Other current assets                                                1,875            1,743
                                                               ------------     ------------
         Total current assets                                         9,271            9,068
                                                               ------------     ------------

Property and equipment, net                                          36,393           35,177

Goodwill and other intangibles, net                                  36,639           36,685

Other assets                                                          4,554            4,963
                                                               ------------     ------------
                                                               $     86,857     $     85,893
                                                               ============     ============

LIABILITIES AND ALLOCATED NET WORTH
Current liabilities:
  Short-term debt and current maturities of long-term debt     $      8,886     $      7,200
  Accounts payable and accrued line costs                             3,386            3,584
  Other current liabilities                                           3,129            3,429
                                                               ------------     ------------
         Total current liabilities                                   15,401           14,213
                                                               ------------     ------------

Long-term debt                                                       11,682           11,696

Other liabilities                                                     3,570            3,648

Minority interests                                                    2,349            2,592

Mandatorily redeemable preferred securities                             798              798

Allocated net worth                                                  53,057           52,946
                                                               ------------     ------------
                                                               $     86,857     $     85,893
                                                               ============     ============

                                 WORLDCOM GROUP
                        COMBINED STATEMENTS OF CASH FLOWS
                            (Unaudited. In Millions)

                                                                                   For the Three Months Ended
                                                                                            March 31,
                                                                                   ---------------------------
                                                                                      2001            2000
                                                                                   ----------      ----------
Cash flows from operating activities:
Net income before distributions on subsidiary trust and other mandatorily
  redeemable preferred securities and preferred dividend requirements               $     548      $     666
Adjustments to reconcile net income before distributions on subsidiary trust and other mandatorily redeemable preferred securities and preferred dividend requirements to net cash provided by operating activities:
    Cumulative effect of accounting change                                                 --             75
    Minority interests                                                                    (11)            82
    Depreciation and amortization                                                       1,029            768
    Provision for losses on accounts receivable                                           217            171
    Provision for deferred income taxes                                                   186            582
    Change in working capital items                                                      (706)          (885)
    Other                                                                                 (27)           (97)
                                                                                    ---------      ---------
Net cash provided by operating activities                                               1,236          1,362
                                                                                    ---------      ---------
Cash flows from investing activities:
  Capital expenditures                                                                 (2,140)        (2,254)
  Capital expenditures, Embratel and undersea cables                                     (152)          (179)
  Acquisitions and related costs                                                         (142)            (7)
  Increase in intangible assets                                                          (101)           (45)
  Proceeds from disposition of marketable securities and other long-term assets           195            186
  Increase in other assets                                                               (307)          (327)
  Decrease in other liabilities                                                           (79)          (412)
                                                                                    ---------      ---------
Net cash used in investing activities                                                  (2,726)        (3,038)
                                                                                    ---------      ---------
Cash flows from financing activities:
  Principal borrowings on debt, net                                                     1,399          1,162
  Attributed stock activity of WorldCom, Inc.                                              71            268
  Distributions on subsidiary trust mandatorily redeemable preferred
    securities and dividends paid on preferred stock                                      (16)           (17)
  Redemption of Series C preferred stock                                                   --           (190)
  Advances (to) from MCI group, net                                                       (15)           161
  Other                                                                                    --            (17)
                                                                                    ---------      ---------
Net cash provided by financing activities                                               1,439          1,367
Effect of exchange rate changes on cash                                                   (20)             5
                                                                                    ---------      ---------

Net decrease in cash and cash equivalents                                                 (71)          (304)
Cash and cash equivalents at beginning of period                                          720            806
                                                                                    ---------      ---------
Cash and cash equivalents at end of period                                          $     649      $     502
                                                                                    =========      =========

                                    MCI GROUP
                        COMBINED STATEMENTS OF OPERATIONS
                 (Unaudited. In Millions, Except Per Share Data)

Note to readers: Our reported results for 2001 have been impacted by events, including costs associated with domestic severance packages and other costs related to our previously announced workforce reductions, and the adverse impact resulting from fluctuations in foreign currency exchange rates. The table below reflects normalized information for MCI group's 2001 operating results for comparative purposes.

                                                                             For the Three Months Ended
                                                                                      March 31,
                                                                             --------------------------
                                                                                2001            2000
                                                                             ----------      ----------
Revenues:
  Wholesale and consumer                                                     $    2,502      $    2,890
  Alternative channels and small business                                           695             876
  Dial-up Internet                                                                  425             417
                                                                             ----------      ----------
     Total revenues                                                               3,622           4,183
                                                                             ----------      ----------
Operating expenses:
  Line costs:
     Attributed costs                                                             1,733           1,665
     Intergroup allocated expenses                                                   93              86
  Selling, general and administrative:
     Attributed costs                                                             1,200           1,125
     Other intergroup allocated expenses                                             90              68
  Depreciation and amortization:
     Attributed costs                                                               251             225
     Intergroup allocated expenses                                                  (24)            (20)
                                                                             ----------      ----------
        Total                                                                     3,343           3,149
                                                                             ----------      ----------
Operating income                                                                    279           1,034
Other income (expense):
  Interest expense                                                                 (126)           (127)
                                                                             ----------      ----------
Income before income taxes and cumulative effect of accounting change               153             907
Provision for income taxes                                                           62             360
                                                                             ----------      ----------
Income before cumulative effect of accounting change                                 91             547
Cumulative effect of accounting change (net of income tax of $7 in 2000)             --             (10)
                                                                             ----------      ----------
Net income                                                                   $       91      $      537
                                                                             ==========      ==========

Diluted earnings per common share:
  Net income before cumulative effect of accounting change                   $     0.03      $     0.19
                                                                             ==========      ==========
  Cumulative effect of accounting change                                     $       --      $       --
                                                                             ==========      ==========
  Net income                                                                 $     0.03      $     0.18
                                                                             ==========      ==========

Diluted weighted average common shares outstanding                                2,899           2,921
                                                                             ==========      ==========

                                    MCI GROUP
                        COMBINED STATEMENTS OF OPERATIONS
                 (Unaudited. In Millions, Except Per Share Data)

                                                                             For the Three Months Ended
                                                                                     March 31,
                                                                             --------------------------
                                                                                2001            2000
                                                                             ----------      ----------
Revenues:
  Wholesale and consumer                                                     $    2,502      $    2,890
  Alternative channels and small business                                           695             876
  Dial-up Internet                                                                  425             417
                                                                             ----------      ----------
     Total revenues                                                               3,622           4,183
                                                                             ----------      ----------

Operating expenses:
  Line costs:
     Attributed costs                                                             1,733           1,665
     Intergroup allocated expenses                                                   93              86
  Selling, general and administrative:
     Attributed costs                                                             1,248           1,125
     Other intergroup allocated expenses                                             90              68
  Depreciation and amortization:
     Attributed costs                                                               251             225
     Intergroup allocated expenses                                                  (24)            (20)
                                                                             ----------      ----------
        Total                                                                     3,391           3,149
                                                                             ----------      ----------
Operating income                                                                    231           1,034
Other income (expense):
  Interest expense                                                                 (126)           (127)
                                                                             ----------      ----------
Income before income taxes and cumulative effect of accounting change               105             907
Provision for income taxes                                                           43             360
                                                                             ----------      ----------
Income before cumulative effect of accounting change                                 62             547
Cumulative effect of accounting change (net of income tax of $7 in 2000)             --             (10)
                                                                             ----------      ----------
Net income                                                                   $       62      $      537
                                                                             ==========      ==========

Diluted earnings per common share:
  Net income before cumulative effect of accounting change                   $     0.02      $     0.19
                                                                             ==========      ==========
  Cumulative effect of accounting change                                     $       --      $       --
                                                                             ==========      ==========
  Net income                                                                 $     0.02      $     0.18
                                                                             ==========      ==========

Diluted weighted average common shares outstanding                                2,899           2,921
                                                                             ==========      ==========

                                    MCI GROUP
                        CONDENSED COMBINED BALANCE SHEETS
                            (Unaudited. In Millions)

                                                      March 31, 2001      December 31, 2000
                                                      --------------      -----------------
ASSETS
Current assets:
  Cash and cash equivalents                               $    20              $    41
  Accounts receivable, net                                  1,772                1,835
  Other current assets                                        365                  436
                                                          -------              -------
         Total current assets                               2,157                2,312
                                                          -------              -------

Property and equipment, net                                 2,221                2,246

Goodwill and other intangibles, net                         9,904                9,909

Other assets                                                  253                  168
                                                          -------              -------
                                                          $14,535              $14,635
                                                          =======              =======

LIABILITIES AND ALLOCATED NET WORTH
Current liabilities:
  Payable to WorldCom group, net                          $ 1,812              $ 1,625
  Accounts payable and accrued line costs                   2,094                2,438
  Other current liabilities                                 1,066                1,022
                                                          -------              -------
         Total current liabilities                          4,972                5,085
                                                          -------              -------

Long-term debt                                              6,000                6,000

Other liabilities                                           1,023                1,087

Allocated net worth                                         2,540                2,463
                                                          -------              -------
                                                          $14,535              $14,635
                                                          =======              =======

                                    MCI GROUP
                        COMBINED STATEMENTS OF CASH FLOWS
                            (Unaudited. In Millions)

                                                            For the Three Months Ended
                                                                    March 31,
                                                            ---------------------------
                                                               2001            2000
                                                            ----------       ----------
Cash flows from operating activities:
Net income                                                    $     62       $    537
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Cumulative effect of accounting change                          --             10
    Depreciation and amortization                                  227            205
    Provision for losses on accounts receivable                    157             98
    Provision for deferred income taxes                              6             44
    Change in working capital items                                (92)          (462)
                                                              --------       --------
Net cash provided by operating activities                          360            432
                                                              --------       --------
Cash flows from investing activities:
  Capital expenditures                                             (95)           (86)
  Increase in intangible assets                                   (118)           (65)
  Proceeds from disposition of marketable securities
    and other long-term assets                                      --              2
  Increase in other assets                                         (95)           (59)
  Decrease in other liabilities                                    (88)           (34)
                                                              --------       --------
Net cash used in investing activities                             (396)          (242)
                                                              --------       --------
Cash flows from financing activities:
  Advances from (to) WorldCom group, net                            15           (161)
                                                              --------       --------
Net cash provided by (used in) financing activities                 15           (161)
                                                              --------       --------

Net increase (decrease) in cash and cash equivalents               (21)            29
Cash and cash equivalents at beginning of period                    41             70
                                                              --------       --------
Cash and cash equivalents at end of period                    $     20       $     99
                                                              ========       ========

                         WORLDCOM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Unaudited. In Millions, Except Per Share Data)

Note to readers: Our reported results for 2001 have been impacted by events, including costs associated with domestic severance packages and other costs related to our previously announced workforce reductions, and the adverse impact resulting from fluctuations in foreign currency exchange rates. The table below reflects normalized information for our 2001 operating results for comparative purposes.

                                                                            For the Three Months Ended
                                                                                    March 31,
                                                                            --------------------------
                                                                               2001          2000
                                                                            ---------      -----------
Revenues:
  Voice                                                                       $ 1,726      $ 1,824
  Data                                                                          2,045        1,724
  International                                                                 1,605        1,346
  Internet                                                                        722          535
                                                                              -------      -------
        Commercial services                                                     6,098        5,429
  Wholesale and consumer                                                        2,502        2,890
  Alternative channels and small business                                         695          876
  Dial-up Internet                                                                425          417
                                                                              -------      -------
Total revenues                                                                  9,720        9,612
                                                                              -------      -------

Operating expenses:
  Line costs                                                                    4,108        3,733
  Selling, general and administrative                                           2,743        2,308
  Depreciation and amortization                                                 1,463        1,147
                                                                              -------      -------
        Total                                                                   8,314        7,188
                                                                              -------      -------
Operating income                                                                1,406        2,424
Other income (expense):
  Interest expense                                                               (297)        (218)
  Miscellaneous                                                                    98          111
                                                                              -------      -------
Income before income taxes, minority interests and
  cumulative effect of accounting change                                        1,207        2,317
Provision for income taxes                                                        473          947
                                                                              -------      -------
Income before minority interests and cumulative effect
  of accounting change                                                            734        1,370
Minority interests                                                                 11          (82)
                                                                              -------      -------
Income before cumulative effect of accounting change                              745        1,288
Cumulative effect of accounting change (net of income tax of $50 in 2000)          --          (85)
                                                                              -------      -------
Net income                                                                        745        1,203
Distributions on subsidiary trust and other mandatorily
   redeemable preferred securities                                                 16           16
Preferred dividend requirement                                                     --            1
                                                                              -------      -------
Net income applicable to common shareholders                                  $   729      $ 1,186
                                                                              =======      =======

Diluted earnings per common share:
  Net income applicable to common shareholders
    before cumulative effect of accounting change                             $  0.25      $  0.44
                                                                              =======      =======
  Cumulative effect of accounting change                                      $    --      $ (0.03)
                                                                              =======      =======
  Net income applicable to common shareholders                                $  0.25      $  0.41
                                                                              =======      =======

Diluted weighted average common shares outstanding                              2,899        2,921
                                                                              =======      =======

                         WORLDCOM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Unaudited. In Millions, Except Per Share Data)

                                                                           For the Three Months Ended
                                                                                   March 31,
                                                                           --------------------------
                                                                              2001             2000
                                                                           ----------      -----------
Revenues:
  Voice                                                                       $ 1,726      $ 1,824
  Data                                                                          2,045        1,724
  International                                                                 1,605        1,346
  Internet                                                                        722          535
                                                                              -------      -------
        Commercial services                                                     6,098        5,429
  Wholesale and consumer                                                        2,502        2,890
  Alternative channels and small business                                         695          876
  Dial-up Internet                                                                425          417
                                                                              -------      -------
Total revenues                                                                  9,720        9,612
                                                                              -------      -------

Operating expenses:
  Line costs                                                                    4,108        3,733
  Selling, general and administrative                                           2,868        2,308
  Depreciation and amortization                                                 1,463        1,147
                                                                              -------      -------
        Total                                                                   8,439        7,188
                                                                              -------      -------
Operating income                                                                1,281        2,424
Other income (expense):
  Interest expense                                                               (297)        (218)
  Miscellaneous                                                                     4          111
                                                                              -------      -------
Income before income taxes, minority interests and
  cumulative effect of accounting change                                          988        2,317
Provision for income taxes                                                        389          947
                                                                              -------      -------
Income before minority interests and cumulative effect
  of accounting change                                                            599        1,370
Minority interests                                                                 11          (82)
                                                                              -------      -------
Income before cumulative effect of accounting change                              610        1,288
Cumulative effect of accounting change (net of income tax of $50 in 2000)          --          (85)
                                                                              -------      -------
Net income                                                                        610        1,203
Distributions on subsidiary trust and other mandatorily
   redeemable preferred securities                                                 16           16
Preferred dividend requirement                                                     --            1
                                                                              -------      -------
Net income applicable to common shareholders                                  $   594      $ 1,186
                                                                              =======      =======

Diluted earnings per common share:
  Net income applicable to common shareholders
    before cumulative effect of accounting change                             $  0.20      $  0.44
                                                                              =======      =======
  Cumulative effect of accounting change                                      $    --      $ (0.03)
                                                                              =======      =======
  Net income applicable to common shareholders                                $  0.20      $  0.41
                                                                              =======      =======

Diluted weighted average common shares outstanding                              2,899        2,921
                                                                              =======      =======

                         WORLDCOM, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            (Unaudited. In Millions)

                                                             March 31, 2001  December 31, 2000
                                                             --------------  -----------------
ASSETS
Current assets:
  Cash and cash equivalents                                    $       669     $       761
  Accounts receivable, net                                           6,707           6,815
  Other current assets                                               2,240           2,179
                                                               -----------     -----------
         Total current assets                                        9,616           9,755
                                                               -----------     -----------

Property and equipment, net                                         38,614          37,423

Goodwill and other intangibles, net                                 46,543          46,594

Other assets                                                         4,807           5,131
                                                               -----------     -----------
                                                               $    99,580     $    98,903
                                                               ===========     ===========

LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Short-term debt and current maturities of long-term debt     $     8,886     $     7,200
  Accounts payable and accrued line costs                            5,480           6,022
  Other current liabilities                                          4,195           4,451
                                                               -----------     -----------
         Total current liabilities                                  18,561          17,673
                                                               -----------     -----------

Long-term debt                                                      17,682          17,696

Other liabilities                                                    4,593           4,735

Minority interests                                                   2,349           2,592

Mandatorily redeemable preferred securities                            798             798

Total shareholders' investment                                      55,597          55,409
                                                               -----------     -----------
                                                               $    99,580     $    98,903
                                                               ===========     ===========

                         WORLDCOM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited. In Millions)

                                                                                 For the Three Months Ended
                                                                                          March 31,
                                                                                 ---------------------------
                                                                                    2001             2000
                                                                                 ----------      -----------
Cash flows from operating activities:
Net income                                                                       $      610      $     1,203
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Cumulative effect of accounting change                                               --               85
    Minority interests                                                                  (11)              82
    Depreciation and amortization                                                     1,463            1,147
    Provision for losses on accounts receivable                                         374              269
    Provision for deferred income taxes                                                 192              626
    Change in working capital items                                                  (1,005)          (1,521)
    Other                                                                               (27)             (97)
                                                                                 ----------      -----------
Net cash provided by operating activities                                             1,596            1,794
                                                                                 ----------      -----------
Cash flows from investing activities:
  Capital expenditures                                                               (2,235)          (2,340)
  Capital expenditures, Embratel and undersea cables                                   (152)            (179)
  Acquisitions and related costs                                                       (142)              (7)
  Increase in intangible assets                                                        (219)            (110)
  Proceeds from disposition of marketable securities and other long-term assets         195              188
  Increase in other assets                                                             (402)            (386)
  Decrease in other liabilities                                                        (167)            (446)
                                                                                 ----------      -----------
Net cash used in investing activities                                                (3,122)          (3,280)
                                                                                 ----------      -----------
Cash flows from financing activities:
  Principal borrowings on debt, net                                                   1,399            1,162
  Common stock issuance                                                                  71              268
  Distributions on subsidiary trust mandatorily redeemable preferred
    securities and dividends paid on preferred stock                                    (16)             (17)
  Redemption of Series C preferred stock                                                 --             (190)
  Other                                                                                  --              (17)
                                                                                 ----------      -----------
Net cash provided by financing activities                                             1,454            1,206
Effect of exchange rate changes on cash                                                 (20)               5
                                                                                 ----------      -----------

Net decrease in cash and cash equivalents                                               (92)            (275)
Cash and cash equivalents at beginning of period                                        761              876
                                                                                 ----------      -----------
Cash and cash equivalents at end of period                                       $      669      $       601
                                                                                 ==========      ===========